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                             May 31, 2022

       Ya Li
       Chief Executive Officer and Chairman of the Board
       Lichen China Ltd.
       B2306, Block B
       Tower 3, Jinjiang Wanda Plaza Commercial Complex
       888 Century Avenue
       Meiling Street, Jinjiang City
       Fujian Province, PRC 362000

                                                        Re: Lichen China Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed May 2, 2022
                                                            File No. 333-264624

       Dear Mr. Li:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2022 letter.

       Registration Statement on Form F-1 Filed May 2, 2022

       Cover Page

   1. Please revise your cover page to specifically state that your corporate structure as a
                                                        Cayman Islands holding
company with operations conducted by your PRC subsidiaries
                                                        involves unique risks
to investors. Your disclosure should also acknowledge the risk that
                                                        Chinese regulatory
authorities could change the rules and regulations regarding foreign ownership in the
industry in which the company operates, which would likely result in a material change in your
operations and/or a material change in the value of the securities
 Ya Li
Lichen China Ltd.
May 31, 2022
Page 2
         you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Include similar disclosure in your risk factors and provide cross-references here to the specific risk factors that discuss each of these risks.
2. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or Hong
         Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the
         PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.
3. Please discuss whether there are limitations on you or your subsidiaries' ability to transfer cash to investors. Where you discuss limitations on your ability to transfer cash between you, your subsidiaries or investors, provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections, as well.
4. We note that you use a WFOE. Please revise your cover page to affirmatively state, if true, that you do not use a VIE structure.
Prospectus Summary
Prospectus Conventions, page 1

5. Please revise your disclosure on page 1 to remove the exclusion of Taiwan, Hong Kong, and Macau from the definition of "China" and the "PRC."
We are not currently required to obtain any approval..., page 36

6. Please revise to name PRC counsel where you state that your position is based on the advice of your PRC counsel.
Experts, page 138

7. It appears that your December 31, 2021 financial statements were opined upon by a
FirstName LastNameYa Li
       different independent registered public accounting firm that opined upon your December
Comapany     NameLichen
       31, 2020 and 2019China Ltd.statements. Please provide all of the disclosures required financial
May 31,by2022
           ItemPage
                16F of
                     2 Form 20-F.
FirstName LastName
 Ya Li
FirstName  LastNameYa Li
Lichen China  Ltd.
Comapany
May        NameLichen China Ltd.
     31, 2022
May 31,
Page 3 2022 Page 3
FirstName LastName
       You may contact Patrick Kuhn at 202-551-3308 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      William S. Rosenstadt